Issuer Free Writing Prospectus

Dated November 19, 2012

Filed Pursuant to Rule 433 Under the Securities Act of 1933

Registration Statement No. 333-173271

Warburg Pincus Prices Offering of Shares of Primerica, Inc.

DULUTH, Ga. — Primerica, Inc. (NYSE: PRI) today announced that Warburg Pincus, LLC has agreed to sell 3,600,000 shares of Primerica’s common stock in an underwritten public offering. Closing of the offering is expected to occur during the week of November 26, 2012, subject to customary closing conditions. Immediately following completion of the offering, Warburg Pincus will beneficially own approximately 15% of Primerica’s outstanding common stock. All of the shares are being sold by Warburg Pincus, and Warburg Pincus will receive all of the net proceeds from the offering. Citigroup is acting as book-running manager for the offering. Primerica intends to purchase 1,200,000 shares of its common stock in the offering.

The offering is being made pursuant to Primerica’s existing effective shelf registration statement that was previously filed with the Securities and Exchange Commission (the “SEC”). The offering of these securities is being made only by means of a prospectus and a related prospectus supplement. Copies of the prospectus and prospectus supplement may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of common stock, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Except for historical information contained in this press release, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. No assurance is given that the securities offering discussed above will be completed on the terms described, or at all. Completion of the securities offering on the terms described is subject to numerous conditions, many of which are beyond the control of Primerica, including, without limitation, general economic conditions, market conditions, legislative and regulatory changes that could adversely affect the business of Primerica, and other factors, including those set forth in the Risk Factors section of Primerica’s periodic reports filed with the SEC, which are available on the SEC’s website at http://www.sec.gov. Primerica assumes no duty to update its forward-looking statements as of any future date.

About Primerica, Inc.

Primerica, Inc., headquartered in Duluth, GA, is a leading distributor of financial products to middle-income families in North America. Primerica representatives educate their Main Street clients about how to better prepare for a more secure financial future by assessing their needs and providing appropriate solutions through term life insurance, which we underwrite, and mutual funds, annuities and other financial products, which we distribute primarily on behalf of third parties. In addition, Primerica provides an entrepreneurial full or part-time business opportunity for individuals seeking to earn income by distributing the company’s financial products. We insure more than 4.3 million lives and approximately 2 million clients maintain investment accounts with us. Primerica is a member of the Russell 2000 stock index and is traded on The New York Stock Exchange under the symbol “PRI”.

Source: Primerica, Inc.

Contact:

Primerica, Inc.

Investor Relations:

Kathryn Kieser, 770-564-7757

investorrelations@primerica.com

or

Media Relations:

Mark L. Supic, 770-564-6329

mark.supic@primerica.com

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